Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?	● Yes ○ No
If yes, identify the products or services offered, provide a	NFS offers the following electronic trading products or services that allow Subscribers to submit order or trading interest to the ATS. Smart order routers that automate the process of handling market bound orders. Algorithms that automate the process of executing a

summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.	large order over time using smaller orders. Trading desks that are physical employees accepting and trading orders. Market access products enable FIX connectivity and provide the ability to send orders to specific trading venues indicated by the client or determined by trading products or services. Additionally, the market access products perform systematic checks, prior to routing to ATS, to ensure orders comply with regulatory requirements for SEC Rule 15c3-5, including checks for maximum trade size and price variance. Please see Part III Item 2 and 5 for more detail. Terms and conditions for all products or services are the same for all subscribers, only fees may vary. All orders and trading interest entered into the ATS are prioritized in part on tier. The tiers, in order of priority, are as follows: (i) NFS Agency and Channel SOR Orders (first priority, shared priority); (ii) Broker-Dealer Agency; and (iii) NFS Principal and Broker-Dealer Principal (shared priority). In order for a Subscriber to access any of these products or services, they will need to sign an Electronic Trading Agreement or similar document with the Firm. Generally the agreement establishes NFS's expectations of the client, limits NFS's liability, and details the fee arrangement among other topics. The minimum order quantity is 1~~00~~ share~~s~~. NFS may limit the maximum order size, share size or notional dollar amount, of certain Subscribers in order to comply with market access requirements. Decisions to limit the maximum order size may be based on factors including, but not limited to, rolling ADV of ATS eligible stock, a client's assets under management or net capital.
b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-	⊙ Yes ⦿ No

Dealer Operator?	
If no, identify and explain any differences.	NFS and its affiliates may not be required to sign Electronic Trading Agreement to access the services or products. Generally the agreement establishes NFS's expectations of the client, limits NFS's liability, and details the fee arrangement among other topics. The Electronic Trading Agreement is applicable to all NFS electronic brokerage products. Additionally, fees for using services may differ among subscribers. Please see Part III Item 2 for more detail on compliance and risk requirements.
c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?	◉ Yes ◯ No
If yes, identify the products or services offered, provide a	Fidelity Global Brokerage Group, the owner of NFS, offers a service known as Fidelity Service Bureau. Fidelity Service Bureau ("FSB") offers its clients connectivity to a number of broker products and ATSs including CrossStream. FSB clients would need to execute an

summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.	Electronic trading agreement ("ETA") with NFS in order to instruct FSB to direct orders to CrossStream or other trading products that enter orders to CrossStream. Please see Part II, Item 5a and Part II Item 2 for additional information on ETA.
d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	⚪ Yes ◉ No

If no, identify and explain any differences.	A subscriber must separately be a client of FSB to utilize the services discussed in Item 5(c) above.

Part III: Manner of Operations

Item 8: <u>Order Sizes</u>

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?	● Yes ○ No
If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.	The minimum order quantity is 1~~00~~ share~~s~~. NFS may limit the maximum order size, share size or notional dollar amount, of certain Subscribers in order to comply with market access requirements. Decisions to limit the maximum order size may be based on factors including, but not limited to, rolling ADV of ATS eligible stock, a client's assets under management or net capital.
b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and	○ Yes ● No

the Broker-Dealer Operator?	
If no, identify and explain any differences.	The minimum order quantity is 1~~00~~ share~~s~~ for all Subscribers and the Broker-Dealer Operator. The maximum order quantity may be different for each Subscriber and the Broker-Dealer operator.
c. Does the NMS Stock ATS accept or execute odd-lot orders?	⦿ Yes ⃝ No
If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd-lot treated the same as round lot).	The ATS ~~will not~~ accept<u>s</u> ~~new~~ odd-lot orders. <u>Odd-lot orders are treated the same as other orders in accordance with the matching logic. For prioritization and matching details please see the response to Part III Item 7.</u> ~~If an order enters as a round or mixed lot and receives a partial execution which results in the order becoming an odd-lot, that odd-lot order will remain executable in the book and matched according to the standard matching logic.~~
d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-	⦿ Yes ⃝ No

Dealer Operator?	
e. Does the NMS Stock ATS accept or execute mixed-lot orders?	◉ Yes ○ No
If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).	Mixed lots are treated the same as other orders in accordance with the matching logic. For prioritization and matching details please see the response to Part III Item 7.
f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No